 KRAMER LEVIN NAFTALIS & FRANKEL LLP

                         Richard H. Gilden
                         Partner
                         Phone:  212-715-9486
                         Fax:  212-715-8000
                         RGilden@KRAMERLEVIN.com

                 August 19, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.E.
Washington, D.C. 20549-4561

Attn:  Katherine Wray

Re:	Fundtech Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on June 12, 2009 File No. 000-29634

Dear Ms. Wray:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated August 5, 2009 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”), which was filed with the Commission on June 12, 2009.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum below in its entirety, with the responses to the comments set forth immediately under the comments. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter.

                                           Regards

                                          /s/ Richard H. Gilden
                                           Richard H. Gilden

cc:           Michael F. Johnson, Division of Corporation Finance

M E M O R A N D U M

TO:	Katherine Wray- Division of Corporation Finance

FROM:	Joseph J. Aulenti, Esq.

CC:	Michael F. Johnson, Division of Corporation Finance

DATE:	August 19, 2009

RE:	Fundtech Ltd.

File No. 000-29634

Please find attached Fundtech Ltd.’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to Fundtech Ltd., dated August 5, 2009.

Please note that we have attached as Exhibits to our responses certain excerpts from the 2008 Form 20-F which set forth proposed revisions to the filing. Once the Staff indicates that it has no further comments with regard to the filing, we intend to file an amended Form 20-F containing the final revised text. We have marked the relevant Exhibits containing excerpts from the Form 20-F to reflect changes made from the text of the Form 20-F.

Fundtech Ltd. acknowledges to the Commission that:

●	Fundtech is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Fundtech may not assert staff comments as a defense to any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                     /s/ Joseph J. Aulenti

                                        Name: Joseph J. Aulenti, Esq.
                                        Title:   Executive Vice President,
                                           General Counsel  and Secretary

Fundtech Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review

Overview, page 24

1.
Much of the information presented in this section is repetitive of disclose provided elsewhere in your filing, including in “Item 4. Information on the Company.”  The overview should address the material opportunities, risks and challenges facing Fundtech and how management is dealing with these issues.  For example, tell us what consideration you gave to discussing in this section the actions Fundtech is taking, if any, to address the challenges posed to your business by the current adverse conditions in the financial services industry and the global economy that are disclosed in the risk factor discussion.  Refer to Section III.A of SEC Release No. 33-8350.

Company Response:

In response to the Staff’s comment, Exhibit A attached hereto is a proposed revision to the last paragraph of the “Overview” section of Item 5.

A. Operating Results, page 30

2.
You indicate that the increase in revenues from fiscal year 2007 to fiscal year 2008 was primarily attributable to, among other things, a $1.7 million increase in cash management products-related revenue, a $7.3 million increase in revenue from your payments business, mainly attributable to Global PAYplus, and higher revenue from BBP of $3 million.  Please tell us what consideration you gave to including a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold.  See Item 5.A.1 of Form 20-F.

Company Response:

Competitive pressures in the market driven by the financial crisis and deepening recession kept pricing for the Company’s products fairly stable in fiscal 2008.  The Company’s revenue gains were derived from additional sales and the Company felt it was unnecessary to disclose that its pricing generally did not increase in fiscal 2008 in light of the disclosures in the Form 20-F that draw investors’ attention to the impact of the economic downturn on the Company’s businesses.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders, page 54

3.
Item 7.A. of Form 20-F requires you to provide this information as of the most recent practicable date; however, we note that you provide the beneficial ownership of your outstanding shares as of April 15, 2009, despite the fact that your Form 20-F was not filed until June 12, 2009.  Please ensure future filings provide major shareholder information as of the most recent practicable date.

Company Response:

We note your comment.  The Company confirms that, in future filings, it will provide major shareholder information as of the most recent practicable date prior to the Form 20-F filing date.

Item 10. Additional Information

Material Contracts, page 61

4.
We note your statement that you have no material contracts that have been entered into outside the ordinary course of business in the past two years.  However, Item 10.C. of Form 20-F requires disclosure responsive to this Item for contracts that were material during the two-year period preceding publication of the Form 20-F, not just those material contracts that were entered into in the past two years.  Please confirm, if true, that you have no contracts, other than contracts entered into in the ordinary course of business, that were material to your business during the two-year period preceding the filing of your Form 20-F.

Company Response:

The Company confirms that it has not entered into contracts, other than contracts entered into in the ordinary course of business, that were material to its business during the two-year period preceding the filing of its Form 20-F for the fiscal year ended December 31, 2008.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 69

5.
We note that you are exposed to financial market risk associated with changes in foreign currency exchange rates and that you experienced a 97% decrease in net financial income primarily from foreign currency fluctuations.  We note further that your statement of cash flows reports that the effect of the exchange rate on cash and cash equivalents in 2008 was a decrease of $1.7 million.  Please tell us what consideration you gave to providing quantitative disclosure for the foreign currency exchange rate market risks pursuant to one of the three prescribed formats in Item 11(a)(1) of Form 20-F.

Company Response:

In response to the Staff’s comment, Exhibit B attached hereto is a proposed revision to Item 11.

Part III

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures, page 70

6.
Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective.  The rule defines disclosure controls and procedures as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act ... is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that “include, without limitation, controls and procedures designed to ensure that information required to be disclosed ... is accumulated and communicated to the issuer’s management ... as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that the effectiveness conclusions of your CEO and CFO were made with respect to Fundtech’s controls and procedures as that term is defined in full in Rule 13a-15(e).  In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

Company Response:

We note your comment.  The Company confirms that it met all elements of this Rule and will revise its disclosures to reflect this comment in future filings.

Part III

Item 19. Exhibits, page 73

7.
We note that you have contracts with three large customers and that sales to these customers represented 22.1%, 27.3% and 26.4% of your revenues for 2008, 2007 and 2006, respectively.  Tell us in your response letter how you concluded that you are not required to file such contract(s) as exhibits pursuant to Instruction 4(b)(ii) of Instructions as to Exhibits of Form 20-F.

Company Response:

The contracts between the Company and these three large customers are in the nature of framework agreements, each cancellable at will by the customer with liability remaining only for services rendered and milestone payments achieved.  None of these agreements obligate the customers to any specific contract value or minimum level of services per se.  Rather the majority of revenues generated under these contractual arrangements come from individual product or service orders and change orders.  The Company does not feel that investors will receive any value from the filing of the framework agreements as in the abstract these include only terms and conditions agreed in the ordinary course of business and the Company is not materiality dependent on the framework agreements being in place.  The customer relationship is important, but it is created by a course of dealing rather than the terms of the agreement.

EXHIBIT A

Overview

           Fundtech is a leading provider of end-to-end financial transaction processing software solutions for financial institutions. These solutions are grouped into four segments: (i) payment processing and management (including foreign exchange settlement processing), which automate the payment and settlement processes and provide real-time transaction processing capabilities to financial institutions and their customers; (ii) ~~bbp~~BBP, which provides financial messaging products and services that enable banks to communicate with the SWIFT network; (iii) cash management products, used by a bank’s corporate clients for initiating payments, making inquiries and managing their activities with their financial institution; (iv) electronic invoice presentment and payment, which consists of financial supply chain products that expand traditional transaction banking into electronic invoice presentment and trade services.

           We derive our revenues principally from software licensing and from the provision of professional services. Professional services consist of (i) providing maintenance services with respect to our software, (ii) installation and training services related to the software, (iii) services to enhance or customize the software for particular client needs, inclusive of requirements analysis, (iv) operating hosting service bureaus which process transactions or messages and provide cash management and access to securities settlement services to our clients or which operate client licensed applications on their behalf and (v) providing contingency and recovery services to our clients. See “Critical Accounting Policies” below for a discussion of how we account for our revenues and their associated costs.

           The demand for Fundtech products and services is influenced by a number of industry-wide factors:

 (i)           An increased focus on finding new sources of fee-based income, which currently account for almost half of banks’ revenues. This is largely the result of the increased competitiveness of bank lending activities, which has resulted in lower profit margins;

(ii)           An ongoing objective to lower operating costs through automation. This has become an even greater issue as new regulations such as the U.S. Patriot Act are requiring banks to perform additional complex analyses that significantly benefit from automation;

                            (iii)           Changes in the regulatory requirements that mandate changes in the IT systems of banks;

        (iv)           The competitive marketplace for corporate accounts that is continually innovating new services that are largely driven by new and more flexible technology; and

                         (v)           The need to simplify banking relationships for corporate clients by eliminating “siloed” processing systems, that is, systems operating in a narrow or limited functionality spectrum.

           Fundtech’s products offer financial institutions new capabilities that address these major industry factors. Our software products automate transaction procedures and also allow clients of our customers both to initiate transactions and access information over the Internet rather than by contacting the customer’s staff. The server-based architecture of our software also allows cost reductions in comparison to mainframe based applications. The software permits customers to easily change fee parameters and offer new financial products without having to reprogram the software.

           ~~PAYplus USA™ is our United States funds transfer solution used to connect a financial institution’s funds transfer room with the Federal Reserve’s FedWire system and with the SWIFT network. PAYplus USA™ both reduces payments risk (through real-time updates of account balances by means of an on-line interface with the host computer) and improves customer service (through its comprehensive database containing relevant information about a transfer - from its creation to accounting and memo posting). Our target market for this product includes all banks operating in the United States that do not need a global payment solution. PAYplus USA™ may be licensed or utilized through an ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. We currently have approximately 180 customers operating PAYplus USA™ in a live production environment in both in-house and ASP solution form.~~

           ~~Our Global PAYplus™ software provides institutions with real-time global support of their multi-currency payment activity. Global PAYplus™ employs a client/server funds transfer payment system that supports the local payment processing and risk management and regulatory compliance for local clearing systems as well as worldwide payment activity. Global PAYplus™ supports both UNIX and Microsoft and employs open technology standards. The system features end-to-end security and multi-currency capabilities. Global PAYplus is being marketed to larger multinational banks. It is also being marketed to large financial institutions who wish to use it for low value, bulk payments processing.~~

           ~~Our CASHplus® product enables corporations to perform sophisticated cash management functions across accounts at multiple branches, in multiple currencies and in multiple countries and regulatory environments. CASHplus® is designed to reduce the cost of delivering remote banking services through universal access and simplified maintenance and distribution of remote software. CASHplus® may be licensed or utilized through our ASP outsourcing arrangement where it is operated at our data center on behalf of the customer. Banks using CASHplus can create unique versions of the software that address the specific needs of the multiple market segments they serve. This feature enables banks to reduce their operating costs by replacing numerous cash management systems with a single platform, as well as to better serve the needs of their customers.~~

           ~~Our Fundtech India subsidiary markets its Global CASHplus™ cash management software products to financial institutions throughout Southeast Asia. Its multi-currency, Internet-enabled products are highly customizable and we have expanded the marketing of these products to Europe.~~

           ~~PAYplus for CLS™ is an integrated solution that assists large foreign exchange trading banks in addressing the requirements of the CLS Bank. PAYplus for CLS™ provides payments, treasury, reconciliation, interface and systems management controls that assist banks in meeting the CLS Bank’s requirements. In addition, PAYplus for CLS™ provides such institutions with full control and functionality for their foreign exchange (“FX”) trading relationships. CLS member banks are the primary customers for this software.~~

 ~~Our BBP subsidiary operates a Service Bureau in Switzerland providing Interbank Gateway Services, a set of electronic payments and securities application services. Interbank Gateway Services provide secure and reliable technology infrastructure, which enables financial institutions to initiate, process and support electronic payment transactions across a wide range of settlement solutions. The Service Bureau’s services include connection to the Central Bank of Switzerland for the processing and settlement of bank-to-bank e-payments, the processing and settlement of bank-to-bank Euro-denominated e-payments, electronic trading and settlement of securities transactions through online access SECOM, Switzerland’s securities trading and settlement system and connection to the SWIFT network for the processing and settlement of international bank-to-bank e-payments. The IGTplus software utilized to provide these services is also available on a license basis.~~

           ~~Our newest ACH solutions include ACHplu$® which is a server-based, enterprise class software application built on a scalable platform that can handle increasing transaction volumes as needed. ACHplu$®  includes continuous processing, process automation, advanced reporting, and risk management. OrigiNET is an Internet-based software application, derivative of ACHplu$®, which allows corporations and banks to make or collect payments electronically through the Automated Clearing House (ACH). ProcessMaster is a Windows® based software application that enables small to medium size processors to streamline their ACH operations, enabling them to reduce operational costs by providing increased transaction capacity through automation.~~

           ~~Accountis Limited markets BACSactive-IP which provides organizations with a reliable and secure electronic funds transfer solution utilizing the UK’s BACS system. Accountis Enterprise EIPP solutions enable corporations to automate their payables and receivables processes from the creation of purchase orders and receipt of invoices in electronic form, to handling disputes and submitting payments online. The system integrates with existing ERP or accounting systems to eliminate errors, reduce costs and improve relationships with suppliers. The solution supports multiple currencies and languages and is fully VAT compliant across European member states.~~

           ~~Synergy Financial Systems Ltd. provides a range of SWIFT support services, which include Full Hosting, SNL Connectivity, SWIFTCare for Alliance support and a portfolio of its own developed web-based SWIFT messaging software applications that are deployed across the globe.  Synergy is an accredited SWIFT Service Partner, which means that it can provide SWIFT trained and certified specialists to help with the maintainenance of SWIFT interface systems for high availability, including assistance with system upgrades, training and new installations.  Synergy offers fully outsourced SWIFT solutions as well as connectivity hosted solutions via its SWIFT Service Bureau.~~

~~Intersoftware (UK) Limited provides its AzTech BACS-IP transaction processing products to approximately 7,600 financial and corporate clients in the UK.   Intersoftware’s clients will now have the ability to obtain additional products and services through Accountis.~~

 During the period 2005 through 2007, spending on technology in the financial services industry increased. This trend continued during the first half of 2008.  During the second half of 2008, we began to see the impact of the global recession, as there was a decline in revenue attributable to new license fees from both global and U.S-based clients.  Other revenues from maintenance and services for previously installed systems were affected to a lesser degree.  We continue to see interest and activity from U.S. regional banks, and have shifted some of our marketing emphasis to such businesses while maintaining our relationships with our global and large bank customers. We have also placed additional emphasis on our newly acquired products such as ACHplus which are attractive within the sectors that appear to be less affected by the slowdown. The trends toward increasing emphasis on transaction revenue and processing/management cost optimization has had a favorable impact on our business, but we continue to experience a slowdown in the sales cycle as banks deal with the recession’s impact on their businesses.  We continually communicate with our sales personnel, clients and prospects to estimate the probability of consummating new contracts during future periods.  While the current  economic crisis has reduced our normal visibility in this regard, we were able to forecast sufficient business reductions to warrant undertaking cost cutting initiatives that are expected to somewhat reduce 2009 expenditures to offset the declining revenues. It is difficult to predict whether the duration of these trends will continue, as well as the extent of the impact that they may have on our future revenues ~~or~~, results of operations or the length of the time periods for which we can forecast potential revenues.

EXHIBIT B

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

            ~~We do not utilize financial instruments for trading purposes and hold no derivative financial instruments that could expose us to significant market risk~~Our main foreign currency exposures are associated with exchange rate movements of the US dollar, our reporting currency as well as our primary functional currency, against the NIS, Swiss Franc, British Pounds, Indian Rupees and the Euro. Our diverse base of local currency costs, financings, and foreign exchange forward contracts will partially counterbalance the impact of changing foreign currency exchange rates on revenues, earnings, cash flows and fair values of assets and liabilities. Nevertheless, when those anticipated transactions are realized, actual effects of changing foreign currency exchange rates could have a material impact on earnings and cash flows in future periods.

To protect against some of the reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize foreign currency forward contracts in order to minimize part of the impact of foreign currency fluctuations on our financial position and results of operations. In order to mitigate our exposure to risk of fluctuations in the NIS/dollar exchange rate with respect to our NIS denominated expenses, mainly payroll, we entered into foreign currency forward contracts. As of December 31, 2008 the Company had $2.7 million of open exchange rate agreements which will expire throughout 2009. The aggregate amount of unrealized gains as of December 31, 2008 from the foreign exchange forward contracts was $126,000.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Germany, United Kingdom, Switzerland, India and Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in all the currencies of these countries from their levels against the dollar as of December 31, 2008, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currencies, held at December 31, 2008, by approximately $919,000.

~~We are exposed to financial market risk associated with changes in foreign currency exchange rates. A significant portion of our revenue is generated, and a substantial portion of our expenses is incurred, in dollars. A portion of our expenses, however, is denominated in NIS and Rupees and a portion of our revenue is in British Pounds and Euros. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have an effect on our results of operations.~~